April 28, 2008

Scott Lively, Esq.
Associate General Counsel, Corporate
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Re: Biogen Idec Inc. ("Biogen" or "the Company")
Preliminary Proxy Statement on Schedule 14A filed April 18, 2008
File No. 000-19311

Dear Mr. Lively:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1. Your proxy statement, filed as PRE 14A, does not carry the appropriate header tag on EDGAR. Proxy statements involving a contested election of directors must be designated as such by using the header tag PREC14A. Please contact Edgar filer support at 202.551.8900 to make the necessary header tag correction with respect to the above filing.

2. We note that each of the nominees has consented to serve as a director of Biogen if elected. Disclose, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

3. Please confirm that you have included all the information required by Item 5(b) of

Schedule 14A in your proxy statement, or advise. For example, it does not appear that all of the disclosure required by Items 5(b)(i), (ii) and (vi) has been provided.

Proposal 1 – Election of Directors, page 6

4. Disclose, if true, that Ms. Schenk has served in her current position since November 2003 or, in the alternative, disclose Ms. Schenk's business experience from November 2003 until she was appointed to her current position. Also, disclose the name of Ms. Schenk's employer during the past five years.

5. Disclose the name of Ms. Leaming's independent consulting business and/or revise to indicate, if true, that she is self-employed. In addition, please confirm that she has served as an independent consultant over the past five years or revise.

Manner and Cost of Proxy Solicitation, page 52

6. Please clarify the class or classes of employees that may be employed in the solicitation of proxies and the manner and nature of their employment for such solicitation. See Item 4(b)(2) of Schedule 14A.

Proxy

7. Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

Soliciting Material Pursuant to Rule 14a-12

8. In future soliciting materials (and in your proxy statement) avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. We cite the following examples from your soliciting material filed on April 17, 2008:

- "These three individuals have a proven track record of creating value for all Biogen Idec shareholders."

- "The Board noted that all four of these highly regarded and accomplished individuals are committed to building on the Company's strong record of growth and delivering significant value to shareholders."

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Sebastian Gomez Abero at 202.551.3578 or to me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Peter Lyons, Esq. (*Via facsimile at (212) 848 7179*)